UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-24526

COASTAL BANCORP, INC.

        (Exact name of registrant as specified in its charter)

5718 Westheimer, Suite 600
Houston, Texas 77057
(713) 435-5000

        (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

        Common Stock, par value $0.01 per share

        (Title of each class of securities covered by this Form)

None

        (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[x]	Rule 12h-3(b)(1)(i)	[x]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:   None.

Pursuant to the Agreement and Plan of Merger dated December 1, 2003 by and between Coastal Bancorp, Inc. , Hibernia Acquisition Corporation and Hibernia Corporation, each outstanding share of registrant’s common stock was converted into $41.50 in cash effective May 13, 2004.

Pursuant to the requirements of the Securities Exchange Act of 1934, Hibernia Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 13, 2004	By: /s/ Marsha M. Gassan Marsha M. Gassan, Senior Executive Vice President and Chief Financial Officer